July 22, 2008

Mail Stop 4561

Mr. Christopher J. Papa
Chief Financial Officer
Post Properties, Inc.
4401 Northside Parkway, Suite 800
Atlanta, GA 30327

Re: Post Properties, Inc.
        Form 10-K for the year ended December 31, 2007
        Form 10-Q for the quarter ended March 31, 2008
        File No. 1-12080

Dear Mr. Papa:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Linda van Doorn
                                    Senior Assistant Chief Accountant